Execution Version

Exhibit 99.1

Amendment 2

to the

License Agreement

entered into by

AnalytiCon Discovery GmbH and Pharvaris NV on 31st March 2016,

This Amendment 2 is made between

Pharvaris Netherlands BV

Emmy Noetherweg 2, 2333 BK Leiden, The Netherlands

“Pharvaris”

and

BRAIN Biotech AG

Darmstädter Str. 34 - 36, 64673 Darmstadt, Germany

“BRAIN Biotech”

BRAIN Biotech and Pharvaris in the following also referred to individually as “Party”
or collectively as “Parties”

Preamble

This Amendment 2 to License Agreement (“Amendment 2”) is dated as of September 20, 2024 by and between Pharvaris Netherlands BV, a company with limited liability incorporated in the Netherlands (“Pharvaris”), and BRAIN Biotech AG, a stock corporation incorporated in Germany (“BRAIN Biotech”). Capitalized terms used and not defined in this Amendment 2 have the meanings assigned to them in the License Agreement.

Recitals

WHEREAS, Pharvaris NV (FKA Pharvaris BV) and AnalytiCon Discovery GmbH (“AnalytiCon”) have entered into that certain License Agreement, dated as of March 31, 2016, as assumed by Pharvaris which replaced Pharvaris NV by way of an Assumption of Contract dated as of January 21/23, 2020 and as amended by that certain Amendment 1, dated as of January 9, 2021 (“Amendment 1”; the License Agreement, as amended from time to time, the “License Agreement”);

WHEREAS, AnalytiCon has transferred the License Agreement to BRAIN Biotech by way of a merger between AnalytiCon and BRAIN Biotech, effective as of June 6, 2024;

WHEREAS, BRAIN Biotech has proposed to sell, transfer and assign its right, title and interest in the payments BRAIN Biotech receives from Pharvaris pursuant to Section 5.3 of the License Agreement (subject to, as the case may be, reductions pursuant to Sections 5.5, 5.6, 6.4.4, 10.3.3, and 12.2.4 of, or otherwise pursuant to and in accordance with, the License Agreement) to Royalty Pharma Investments 2019 ICAV, an Irish collective asset-management vehicle (“Royalty Pharma”) on terms and conditions customary for such a monetization transaction, including the grant for the benefit of Royalty Pharma of a security interest in the License Agreement (the “RP Monetization”); and

WHEREAS, at the occasion of, but independently from, the RP Monetization, the Parties desire to amend the License Agreement to clarify certain terms related to the duration of the Pharvaris payment obligations under the License Agreement, as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby amend the License Agreement and agree as follows:

I.
After Section 1.27, the following new Section 1.27A is hereby added:

“1.27A “Royalty-Bearing Product(s)” shall mean any Licensed Product containing a compound within the scope of the Markush general formula (I) of claim 1 of US Patent No. 10,836,748. Each of deucrictibant (PHVS121), PHVS416 and PHVS719 is a Royalty-Bearing Product.”

II.
In Sections 1.13, 1.17, 1.22, 5.2, 5.3, 5.6, and 6.1 the words “Licensed Product(s)” (or corollary phrases “Licensed Product” or “Licensed Products” as applicable) are replaced by the words “Royalty-Bearing Product(s)” (or corollary phrases “Royalty-Bearing Product” or “Royalty-Bearing Products” as applicable).

III.
Section 1.28 is reworded as follows:

“1.28 “Sublicensee” shall mean such a Third Party which receives a commercial sublicense from Pharvaris under the Exclusive License to develop, market and sell Licensed Products(s) on its own account (and, if applicable, which is obligated to make payments to Pharvaris on the basis of royalty payments on Net Sales of Royalty-Bearing Product(s)).”

IV.
Section 4.2 is reworded as follows:

“4.2 Sublicensing

The Exclusive License includes the right of Pharvaris to grant sublicenses within the scope of the Exclusive License to its Affiliates or Third Parties to develop, market and sell Licensed Product(s) on its own account (if applicable, on the basis of royalty payments by Pharvaris to AnalytiCon on Net Sales of Royalty-Bearing Product(s) by such Sublicensees as further defined in this Agreement).”

V.
In Section 5.4, the words “Product” are replaced by words “Royalty-Bearing Product containing deucrictibant”, and the words “Backup Product” are replaced by the words “Royalty-Bearing Product not containing deucrictibant”.
VI.
In Section 5.5, the words “Product” are replaced by the words “Royalty-Bearing Product”.
VII.
Section 5.7.2 is reworded as follows:

“The Term of royalty payments with respect to each Royalty-Bearing Product shall be the Term with respect to such Royalty-Bearing Product.”

VIII.
In the first sentence of Section 10.1, the words “the expiry of the last Patent of the Licensed IP (the “Term”).” are replaced by the following words:

“(a) with respect to each Royalty-Bearing Product, the Expiration of the last Valid Claim of a Royalty-Bearing Patent that claims such Royalty-Bearing Product, on a Royalty-Bearing Product-by-Royalty-Bearing Product basis, and (b) with respect to each Licensed Product that is not a Royalty-Bearing Product, the Expiration of the last Valid Claim of a Non-Royalty-Bearing Patent that claims such Licensed Product, on a Licensed Product-by-Licensed Product basis (the “Term”).”

IX.
At the end of Section 10.1, the following new paragraphs are added:

“ “Valid Claim” means a claim of a Patent, including as such claim may be extended, whether through a patent term extension, supplementary protection certificate or otherwise, that has not expired, lapsed, been cancelled, abandoned or waived, or been dedicated to the public, disclaimed, rejected or held unenforceable, invalid, revoked or cancelled by a court or administrative agency of competent jurisdiction in an order or decision from which no appeal has been or can be taken, including through opposition, re-examination, reissue, disclaimer, inter partes review, inter partes review post grant procedures or similar proceedings, and that has not otherwise become, or turned out to be, ineffective in whatever form and on whatever legal grounds. “Expiration” means any of the cases of ineffectiveness addressed in the preceding sentence.

“Royalty-Bearing Patent” means (a) US Patent No. 10,836,748 and (b) any patent or patent application (including any international patent or patent application) that shares a common priority with US Patent No. 10,836,748. The Patents listed on Schedule A are the Royalty-Bearing Patents that exist as of the date of this Amendment 2.

“Non-Royalty-Bearing Patent” means any Patent owned or controlled by Pharvaris that claims a Licensed Product that is not a Royalty-Bearing Product.”

X.
The schedule attached hereto as Schedule A is hereby appended to, and incorporated into, the License Agreement as a new Schedule A.
XI.
The License Agreement shall stay in force to the extent not explicitly amended by this Amendment 2.
XII.
This Amendment 2 shall only come into effect (and, subject to the terms and conditions of the License Agreement, remain in effect) upon the condition that the Consent Letter, as specified in Exhibit D-2 to the Royalty Purchase Agreement between Brain Biotech and Royalty Pharma, is duly executed and becomes effective among Brain Biotech, Pharvaris, and Royalty Pharma.

Remainder of page blank; signature page follows.

IN WITNESS THEREOF, the Parties hereto have caused this Amendment 2 to be executed in duplicate by their respective duly authorized representatives.

Date / Place 9/20/2024	Date / Place 9/20/2024
BRAIN Biotech AG	Pharvaris Netherlands BV, represented by its sole board member Pharvaris NV(Pharvaris)
(BRAIN Biotech)	(Pharvaris)
/s/ Adriaan Moelker	/s/ Berndt Modig
Adriaan Moelker	Berndt Modig
Member of the Management Board	Chief Executive Officer

Date / Place 9/20/2024
BRAIN Biotech AG
(BRAIN Biotech)
/s/ Michael Schneiders
Michael Schneiders
Member of the Management Board

Signature Page to Amendment 2

Schedule A

Country	Application no.	Publ. no. appl.	Grant/Registration No.	Publication of grant/ registration
Argentina	20180103444	AR113839 A1
Taiwan	107141872	202017916	I768156B	6/21/2022
Uruguay	37981
WIPO	PCT/EP2018/082338	WO 2019/101906 A1
Australia	2018371186	2018371186	AU2018371186B	8/25/2022
Brazil	BR 11 2020 010298 9	BR 11 2020 010298-9 A2
Canada	3,082,948
China	201880076162.X	WO 2019/101906 A1	CN111433196B	06.06.2023
Macao	J/007322		J/007322	18.10.2023 / 26.09.2023
Colombia	NC2020/0006205	NC2020/0006205	CO 42230	22.02.2024 / 15.04.2024
Eurasia (EAPO)	EA 202091256		EA43330	5/15/2023
Armenia			AM/EA 43330	5/15/2023
Azerbaijan			AZ/EA 43330	5/15/2023
Belarus			BY/EA 43330	5/15/2023
Kazakhstan			KG/EA 43330	5/15/2023
Kyrgyz Republic			KZ/EA 43330	5/15/2023
Russian Federation			RU/EA 43330	5/15/2023
Tajikistan			TJ/EA 43330	5/15/2023

Country	Application no.	Publ. no. appl.	Grant/Registration No.	Publication of grant/ registration
Turkmenistan			TM/EA 43330	5/15/2023
Europe (EPC)	EP 18 818 992.2	3713928	EP3713928B1	1/12/2022
Albania			AL/EP3713928	1/12/2022
Austria			AT/EP3713928	1/12/2022
Bosnia and Herzegovina			BA/EP3713928	1/12/2022
Belgium			BE/EP3713928	1/12/2022
Bulgaria			BG/EP3713928	1/12/2022
Switzerland			CH/EP3713928	1/12/2022
Cyprus			CY/EP3713928 (CY1125348T1)	1/12/2022
Czech Republic			CZ/EP3713928	1/12/2022
Germany			DE/EP3713928	1/12/2022
Denmark			DK/EP3713928 (DK3713928T3)	1/12/2022
Estonia			EE/EP3713928	1/12/2022
Spain			ES/EP3713928 (ES2908409T3)	1/12/2022
Finland			FI/EP3713928	1/12/2022
France			FR/EP3713928	1/12/2022
United Kingdom			GB/EP3713928	1/12/2022
Greece			GR/EP3713928 (GR3110122)	1/12/2022
Hong Kong	HK 62020021917.3	HK40031700	HK40031700	14.04.2022
Croatia			HR/EP3713928 (HRP20220429)	1/12/2022

Country	Application no.	Publ. no. appl.	Grant/Registration No.	Publication of grant/ registration
Hungary			HU/EP3713928 (HU/E058217)	1/12/2022
Ireland			IE/EP3713928	1/12/2022
Iceland			IS/EP3713928	1/12/2022
Italy			IT/EP3713928	1/12/2022
Liechtenstein			LI/EP3713928	1/12/2022
Lithuania			LT/EP3713928 (LT3713928T)	1/12/2022
Luxembourg			LU/EP3713928	1/12/2022
Latvia			LV/EP3713928	1/12/2022
Morocco			MA50804B1	1/12/2022
Monaco			MC/EP3713928	1/12/2022
Montenegro			ME/EP3713928	1/12/2022
North Macedonia			MK/EP3713928	1/12/2022
Malta			MT/EP3713928	1/12/2022
Netherlands			NL/EP3713928	1/12/2022
Norway			NO/EP3713928	1/12/2022
Poland			PL/EP3713928 (PL3713928T3)	1/12/2022
Portugal			PT/EP3713928 (PT3713928T)	1/12/2022
Romania			RO/EP3713928	1/12/2022
Serbia			RS63087B1	1/12/2022
Sweden			SE/EP3713928	1/12/2022

Country	Application no.	Publ. no. appl.	Grant/Registration No.	Publication of grant/ registration
Slovenia			SI/EP3713928 (SI3713928T1)	1/12/2022
Slovakia			SK/EP3713928	1/12/2022
San Marino			SM/EP3713928 (SMT20220154)	1/12/2022
Tunisia			EP3713928 (TN/P/2022/0094)	1/12/2022
Türkiye			TR/EP3713928	1/12/2022
Europe (EPC)	21 213 719.4	3998259
Indonesia	P00202004204		IDP000082558	08/18/2022
Israel	274883		IL274883	10/2/2023
India	202017023470		IN419052	1/24/2023
Japan	2020-545875		JP7164619	11/1/2022
Republic of Korea	10-2020-7017972		KR10-2413321	6/22/2022
Mexico	MX/a/2020/005287		MX398255	12/8/2022
Nigeria	NG/PT/C/2020/4568	WO 2019/101906 A1	RP NG/PT/C/2020/4568	11/22/2022
New Zealand	764304		NZ764304	5/31/2024 / 5/24/2024
Philippines	1/2020/550683
Singapore	11202004653T		SG11202004653T	8/27/2024
United States of America	16/861,131	US 2020/0255405 A1	US10,836,748B2	11/17/2020
United States of America	17/033,347	US 2021/0017158 A1	US11,261,173B2	3/1/2022

Country	Application no.	Publ. no. appl.	Grant/Registration No.	Publication of grant/ registration
United States of America	17/578,161	US 2022/0135543 A1	US11,820,756B2	11/21/2023
South Africa	2020/03039		ZA2020/03039	11/24/2021